UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30424 / March 13, 2013

_____

In the Matter of	)
	)
	)
UBS AG	)
c/o UBS Investment Bank	)
677 Washington Boulevard	)
Stamford, CT 06901	)
	)
UBS IB Co-Investment 2001 GP Limited	)
c/o UBS Investment Bank	)
677 Washington Boulevard	)
Stamford, CT 06901	)
	)
UBS Financial Services Inc.	)
1200 Harbor Boulevard	)
Weehawken, NJ 07086	)
	)
UBS Alternative and Quantitative Investments LLC	)
677 Washington Boulevard	)
Stamford, CT 06901	)
	)
UBS Willow Management, L.L.C.	)
UBS Eucalyptus Management, L.L.C.	)
UBS Juniper Management, L.L.C.	)
299 Park Ave., 29th Floor	)
New York, NY 10171	)
	)
UBS Global Asset Management (Americas) Inc.	)
One North Wacker Drive	)
Chicago, IL 60606	)
	)
UBS Global Asset Management (US) Inc.	)
1285 Avenue of the Americas, 12th Floor	)
New York, NY 10019	)
	)

UBS Securities Japan Co., Ltd.)
c/o UBS Investment Bank)
677 Washington Boulevard)
Stamford, CT 06901)
)
(812-14105))
_____)

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

UBS AG, UBS IB Co-Investment 2001 GP Limited, UBS Financial Services Inc., UBS Alternative and Quantitative Investments LLC, UBS Willow Management, L.L.C., UBS Eucalyptus Management, L.L.C., UBS Juniper Management, L.L.C., UBS Global Asset Management (Americas) Inc., UBS Global Asset Management (US) Inc., and UBS Securities Japan Co., Ltd. (the "Settling Firm") (collectively, "Applicants") filed an application on December 19, 2012, and amended the application on January 31, 2013, requesting temporary and permanent orders under section 9(c) of the Investment Company Act of 1940 ("Act") exempting Applicants and any other company of which the Settling Firm is or hereafter becomes an affiliated person (together with Applicants, "Covered Persons") from section 9(a) of the Act with respect to a guilty plea entered on December 19, 2012, by the Settling Firm in the United States District Court for the District of Connecticut.

On December 19, 2012, the Commission issued a temporary conditional order exempting Applicants from section 9(a) of the Act with respect to the above-referenced guilty plea from December 19, 2012 until the Commission took final action on an application for a permanent order or, if earlier, February 15, 2013 (Investment Company Act Release No. 30311). On February 15, 2013, the Commission simultaneously issued a notice of the filing of the application and a temporary conditional order exempting the Covered Persons from section 9(a) of the Act (Investment Company Act Release No. 30383) until the Commission takes final action on the application for a permanent order. The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the conduct of Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations contained in the application filed by UBS AG et al. (File No. 812-14105), as amended, that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of a guilty plea, described in the application, entered by the United States District Court for the District of Connecticut on December 19, 2012.

By the Commission.

                                        Kevin M. O'Neill
                                        Deputy Secretary